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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

Commission File Number:  0-15850

                  For the month of November (November 29, 2002)

                                 ANSELL LIMITED
                 (Translation of registrant's name into English)

    Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
                    (Address of principal executive offices)

              [Indicate by check mark whether the registrant files
                        or will file annual reports under
                          cover Form 20-F or Form 40-F]

                              Form 20-F X  Form 40-F
                                       ---          ----

                [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
            also thereby furnishing the information to the Commission
                      pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934]

                                    Yes      No X
                                       ---     ---

     This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

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[LOGO OF ANSELL APPEARS HERE]
                                                                    NEWS RELEASE

                                          Ansell Limited
                                          A.B.N. 89 004 085 330

                                          Level 3, 678 Victoria Street
                                          Richmond, Victoria 3121, Australia

                                          GPO Box 772H Melbourne
                                          Victoria 3001, Australia

                                          Telephone (+613) 9270 7270
                                          Facsimile (+613) 9270 7300
                                          www.ansell.com




28 November 2002





                     Unmarketable Parcel Share Sale Facility

Ansell Limited today announced that a total of 255,186 shares held by 6,574 shareholders were sold under the unmarketable parcel share sale facility offered by Ansell to more than 8,800 shareholders with a holding valued at less than $500 as at Friday 4 October 2002 (Record Date). The shares were sold at an average price of $A7.58 per share. Brokerage costs associated with the sale of the shares have been met by Ansell.

The share sale facility closed on Friday 22 November 2002 at 5:00pm (Melbourne time). Approximately 74% of shareholders who held an unmarketable parcel as at the Record Date have participated in the facility.

Ansell first announced its intention to conduct an unmarketable parcel share sale facility at the EGM held in April this year. The facility was offered by Ansell in recognition of the higher brokerage costs that shareholders with a holding of less than $500 face when selling their shares and the benefit of significant cost savings for Ansell in not having to service these smaller holdings.

Shareholders who have participated in the facility will receive sale proceeds by cheque. Participants with registered addresses in the United Kingdom, United States of America or New Zealand, will receive the sale proceeds in local currency. Other overseas shareholders will receive the sale proceeds in Australian dollars. It is anticipated that the sale proceeds will be mailed to shareholders by no later than Friday 6 December 2002.

Shareholders who held shares on the Issuer Sponsored sub-register will receive an Issuer Statement with their sale proceeds. Shareholders who held shares on the CHESS sub-register will receive a CHESS Notice from the ASX during the next month.

Shareholders with any queries regarding the share sale facility should contact the Ansell Share Registry:

Computershare Investor Services Pty Ltd,
Telephone 1300 850 505 (within Australia), or
61 3 9615 5970 (outside Australia), or
or facsimile 61 3 9611 5710.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ANSELL LIMITED
                                                   (Registrant)



                                           By:     /s/ DAVID M. GRAHAM
                                                   ---------------------------

                                           Name:   DAVID M. GRAHAM
                                                   ---------------------------

                                           Title:  GROUP TREASURER
                                                   ---------------------------

Date:  November 29, 2002